UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta, Canada T2P 1K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 3, 2011.

PENN WEST PETROLEUM LTD.

By:	/s/ Todd H. Takeyasu
Name:	Todd H. Takeyasu
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	THIRD QUARTER INTERIM REPORT AND FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

99.2	FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS CHIEF EXECUTIVE OFFICER

99.3	FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS CHIEF FINANCIAL OFFICER